UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Phoenix Motor Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

71910P 203

(CUSIP Number)

Mr. Xiaofeng Peng

Director

Palo Alto Clean Tech Holding Limited

740 Mayview Avenue, Palo Alto, CA 94303

Tel No.: 888-575-1940

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71910P 203

1. Names of Reporting Persons. Palo Alto Clean Tech Holding Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF and AF*
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,000,000
8. Shared Voting Power
9. Sole Dispositive Power 12,000,000
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 56.36%**
14. Type of Reporting Person (See Instructions) CO

The denominator is based on 21,291,924 shares of Common Stock outstanding as of August 14, 2023, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 14, 2023.

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CUSIP No. 71910P 203

1. Names of Reporting Persons. Xiaofeng Peng *
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF and AF **
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Hong Kong SAR, China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,000,000 ***
8. Shared Voting Power
9. Sole Dispositive Power 12,000,000 ***
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 ***
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 56.36%****
14. Type of Reporting Person (See Instructions) IN

* All Common Stock held by Palo Alto Clean Tech Holding Limited (“Palo Alto”) may be deemed to be beneficially owned by Mr. Xiaofeng Peng as a Director along with his wife Tracy Zhou (“Zhou”). As a Director, Mr Peng has voting and investment power with respect to the Common Stock held by Palo Alto. Tracy Zhou is the beneficial owner of Palo Alto. Mr. Peng disclaims beneficial ownership of the shares of Palo Alto held by his spouse.

** See Item 3 below.

*** Mr. Peng is also the Chairman and Chief Executive Officer of SPI Energy, which owns 100% of Edison Future, and is the Chairman and Chief Executive Officer of Edison Future, and as a result has voting and investment power over the 5,500,000 shares of Common Stock of the Issuer owned by Edison Future. Additionally, as reported in SPI Energy’s 2022 Form 10-K filed with the SEC on April 14, 2023, the largest shareholders of SPI Energy are Palo Alto, Mr. Peng and his spouse, Ms. Zhou. As a result, Mr. Peng may be deemed to beneficially own 17,500,000 shares of Common Stock of the Issuer. Mr. Peng is also the Chairman and Chief Executive Officer of the Issuer, Phoenix Motor Inc.

The denominator is based on 21,291,924 shares of Common Stock outstanding as of August 14, 2023, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 14, 2023.

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Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.004 par value (“Common Stock”) of Phoenix Motor Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1500 Lakeview Loop, Anaheim, CA 92807 (the “Issuer”).

Item 2. Identity and Background.

(a) This Statement is being filed jointly by Palo Alto Clean Tech Holding Limited (“Palo Alto”) and Mr. Xiaofeng Peng (“Peng”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b) – (c) Palo Alto is an exempted limited company organized under the laws of the British Virgin Islands. Palo Alto is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Palo Alto’s principal executive offices is 740 Mayview Avenue, Palo Alto, CA 94303.

Mr., Xiaofeng Peng, a natural person, is the Chairman of the Board and Chief Executive Officer of SPI Energy Co., Ltd., a Cayman Islands exempted company (“SPI Energy”), which owns 100% of EdisonFuture, and is Chairman and Chief Executive Officer of EdisonFuture and of the Issuer, Phoenix Motor Inc. Mr. Peng and his spouse Tracy Zhou are the Directors of Palo Alto. Additionally, as reported in SPI Energy’s 2022 Form 10-K filed with the SEC on April 14, 2023, the largest shareholders of SPI Energy are Palo Alto, Mr. Peng and his spouse, Ms. Zhou. The address of the executive offices of SPI Energy are located at 4803 Urbani Avenue, McClellan Park, CA 95652.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Peng is a citizen of Hong Kong SAR, China.

Item 3. Source and Amount of Funds or Other Consideration.

On September 26, 2023, EdisonFuture, Inc., a Delaware corporation (“EdisonFuture”) and wholly-owned subsidiary of SPI Energy, entered into a stock purchase agreement (the “Purchase Agreement”) with Palo Alto. Pursuant to the terms of the Purchase Agreement, EdisonFuture agreed to sell to Palo Alto an aggregate of 12,000,000 shares of common stock, $0.004 par value (the “Shares”), of Phoenix Motor Inc., a Delaware corporation (“Issuer”), at a per share price of $1.02, representing an aggregate purchase price of $12,240,000 (the “Purchase Price”).

Palo Alto agreed to pay the Purchase Price to EdisonFuture by delivering to EdisonFuture on the date of closing (the “Closing”):

(a) a cash payment of $40,000 in immediately available funds by wire transfer to EdisonFuture, and

(b) a secured promissory note dated September 26, 2023, made by Palo Alto to the order of EdisonFuture in the aggregate principal amount of $12,200,000 (the “Secured Promissory Note”), secured by a lien and collateral pledge of all of Palo Alto’s interest in the Shares to EdisonFuture pursuant to a stock pledge agreement dated September 26, 2023 (the “Stock Pledge Agreement”).

The Secured Promissory Note bears interest at 3% per annum, payable annually in arrears, with the full principal balance of $12,200,000 due on the maturity date, which is three years from the Closing, or September 30, 2026.

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Item 4. Purpose of Transaction.

Palo Alto and the other Reporting Person acquired the Common Stock for investment purposes.  Mr. Peng currently serves as Chairman and Chief Executive Officer of the Issuer. The Reporting Persons have engaged, and intend to continue to engage, in communications with one or more officers, directors and/or representatives or agents of the Issuer and/or other persons, and may in the future also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding the Issuer, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or its strategic alternatives. As part of such communications, Mr. Peng as Chairman and Chief Executive Officer of the Issuer may advocate one or more courses of action.

Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, and subject to applicable SEC restrictions, Palo Alto and other Reporting Person may acquire additional shares or dispose of shares of Common Stock of the Issuer.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of August 14, 2023, there were 21,291,924 shares of Common Stock outstanding, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 14, 2023..

As of the filing date of this Schedule 13D, Palo Alto beneficially owns 12,000,000 shares of Common Stock, which represents approximately 56.36% of the shares of Common Stock currently issued and outstanding.

Mr. Peng and his spouse Tracy Zhou are the Directors of Palo Alto. All shares held by Palo Alto may be deemed to be beneficially owned by Peng as a Director of Palo Alto. Tracy Zhou is the beneficial owner of Palo Alto. As a Director of Palo Alto, Mr. Peng may be deemed to beneficially own 12,000,000 shares of Common Stock, which represents approximately 56.36% of the shares of Common Stock currently issued and outstanding. Mr. Peng disclaims beneficial ownership of the shares of Palo Alto which are all held by his spouse Tracy Zhou. Mr. Peng, is also the Chairman of the Board and Chief Executive Officer of SPI Energy, which owns 100% of EdisonFuture, and is Chairman and Chief Executive Officer of EdisonFuture and of the Issuer, Phoenix Motor Inc. Mr. Peng and his spouse Tracy Zhou are the Directors of Palo Alto. Additionally, the largest shareholders of SPI Energy are Palo Alto, Mr. Peng and his spouse, Ms. Zhou. As a result, Mr. Peng may be deemed to beneficially own 17,500,000 shares of Common Stock of the Issuer.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

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As of the filing date of this Schedule 13D, Palo Alto had sole power to vote or direct the vote and dispose or direct the disposition of 12,000,000 shares of Common Stock.

As a Director of Palo Alto. Mr. Peng has shared power to vote or direct the vote and dispose or direct the disposition of 12,000,000 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, (i) beneficially owns any shares of Common Stock, (ii) have effected any transaction in Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Peng is also the Chairman and Chief Executive Officer of SPI Energy, which owns 100% of Edison Future, and is Chairman and Chief Executive Officer of EdisonFuture and as a result controls the remaining 5,500,000 shares of Common Stock of the Issuer owned by Edison Future. Mr. Peng is also the Chairman and Chief Executive Officer of the Issuer, Phoenix Motor Inc.

Other than the relationships mentioned above, including without limitation the agreements and relationships described above under Items 3 and 5, and except for the Joint Filing Agreement, dated as of October 6, 2023, attached hereto as Exhibit 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 6, 2023.
2	Stock Purchase Agreement dated September 26, 2023 between EdisonFuture, Inc., as seller, and Palo Alto Clean Tech Holding Limited, as purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SPI Energy Co., Ltd with the SEC (File No. 011-37678) on September 29, 2023).
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Secured Promissory Note dated September 26, 2023 made by Palo Alto Clean Tech Holding Limited to Edison Future, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SPI Energy Co., Ltd with the SEC (File No. 011-37678) on September 29, 2023).

4	Stock Pledge Agreement dated September 26, 2023 between Palo Alto Clean Tech Holding Limited, as debtor, and Edison Future, Inc., as secured party (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SPI Energy Co., Ltd with the SEC (File No. 011-37678) on September 29, 2023).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2023	PALO ALTO CLEAN TECH HOLDING LIMITED

	By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng Title: Director

/s/ Xiaofeng Peng
XIAOFENG PENG

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